Filed Pursuant to Rule 433
Registration No. 333-253330
May 4, 2021

Markel Corporation

Pricing Term Sheet

$600,000,000 3.450% Senior Notes due 2052 (the “Senior Notes”)

Issuer:	Markel Corporation

Anticipated Ratings/Outlook (Moody’s / S&P)*:	Baa2 (stable) / BBB (stable)

Security Type:	SEC Registered Senior Notes

Trade Date:	May 4, 2021

Settlement Date**:	May 7, 2021 (T+3)

Interest Payment Dates:	May 7 and November 7 of each year, commencing on November 7, 2021

Maturity Date:	May 7, 2052

Principal Amount:	$600,000,000

Benchmark Treasury:	UST 1.625% due November 15, 2050

Benchmark Treasury Price / Yield:	85-31+ / 2.280%

Spread to Benchmark Treasury:	+120 basis points

Yield to Maturity:	3.480%

Coupon:	3.450%

Public Offering Price:	99.434% of the principal amount, plus accrued interest, if any, from May 7, 2021

Net Proceeds to Issuer before Expenses:	$591,354,000

Optional Redemption Provisions:

Make-Whole Call:	At any time prior to November 7, 2051 (six months prior to maturity), at a make-whole redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments discounted at a rate equal to the sum of the applicable Treasury Rate plus 20 basis points. See “Description of Notes—Optional Redemption” in the preliminary prospectus supplement, dated May 4, 2021, for more information.

Par Call:	On or after November 7, 2051 (six months prior to maturity), redemption at par. In each case, any accrued and unpaid interest will be paid to, but excluding, the redemption date. See “Description of Notes—Optional Redemption” in the preliminary prospectus supplement, dated May 4, 2021, for more information.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	570535 AX2 / US570535AX23

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc. BofA Securities, Inc. Truist Securities, Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Capital One Securities, Inc. Multi-Bank Securities, Inc. Siebert Williams Shank & Co., LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**The Issuer expects that delivery of the Senior Notes will be made to investors on or about May 7, 2021, which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary markets generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of this pricing term sheet will be required, by virtue of the fact that the Senior Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Senior Notes who wish to trade the Senior Notes prior to the date of delivery should consult their advisors.

This pricing term sheet supplements the preliminary prospectus supplement, dated May 4, 2021, and the related prospectus, dated February 19, 2021; capitalized terms used in this pricing term sheet, but otherwise not defined herein, shall have the meanings assigned to them in the preliminary prospectus supplement and the related prospectus.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.